UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

In connection with (i) the Notice of Annual General Meeting of Shareholders and Proxy Statement for the 2025 Annual General Meeting of Shareholders of Nova Ltd. (the “Proxy Statement” and the “Company”, respectively), which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on May 13, 2025, and (ii) the Supplemental Proxy Statement, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on May 30, 2025, the Company hereby informs that Proposal No. 3 of the Proxy Statement is amended, such that the proposed changes to the annual bonus plan, including the increase in the maximum annual target cash bonus, payable to the Company’s CEO, from twelve (12) monthly base salaries to fourteen (14) monthly base salaries are hereby reserved by the Company and omitted from Proposal No. 3 of the Proxy Statement. The Company further notes that, as part of its ongoing commitment to maintaining competitive and effective compensation practices, it intends to review its bonus plan framework and related practices in advance of the 2026 annual general meeting.

This report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2025

NOVA LTD. (Registrant) By: /s/ Guy Kizner —————————————— Guy Kizner Chief Financial Officer